JOURNEY RESOURCES CORP.
1208 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE

March 5, 2008	TSX-V: JNY
FRANKFURT: JL4
OTCBB: JNYRF

JOURNEY ANNOUNCES RESULTS FROM 2007
WORK PROGRAM ON MUSGROVE CREEK PROJECT

VANCOUVER, BRITISH COLUMBIA - Journey Resources Corp. (“Journey”) is pleased to announce that it has recently received all assay results from drill samples collected during its 2007 drilling program at the Musgrove Creek Project located in Lemhi County, Idaho.

Two 5 foot (1.5m) high grade intercepts, one assaying 22.1 grams of gold (0.645 oz/ton) in drill hole MG-07-51, and the other assaying 14.25 grams of gold (0.416 oz/ton) in drill hole MG-07-53, were penetrated during the program.

The drill program consisted of a total of 2,979 feet (908m) in five diamond drill core holes that were designed to begin testing for gold mineralization under soil geochemistry anomalies located northwest of the Johny’s Point resource area. The high grade intervals were unexpected, and give confidence that additional higher grade mineralization may be found on the property. True widths are yet to be determined. Analytical work on the drill samples was performed by ALS Chemex in Elko and Sparks, Nevada, and the gold intercepts are summarized below.

Hole_ID	From ft.	To ft.	Interval ft.	Interval m	Au_ppm	Au_oz/ton
MG-07-51	102.3	112.3	10	3.0	0.54	0.016
MG-07-51	190	195	5	1.5	0.34	0.010
MG-07-51	250	255	5	1.5	22.1	0.645
		Re-assay on same pulp			21.8	0.636

MG-07-52	232	237	5	1.5	0.43	0.013
MG-07-52	257	262	5	1.5	0.36	0.010
MG-07-52	307	312	5	1.5	0.48	0.014
MG-07-52	357	367	10	3.0	0.37	0.011

MG-07-53	77	97	20	6.1	0.55	0.016
MG-07-53	107	113	6	1.8	0.51	0.015
MG-07-53	177	187	10	3.0	0.47	0.014
MG-07-53	232	237	5	1.5	14.25	0.416

		Re-assay on same pulp			10.9	0.318

MG-07-53	347	352	5	1.5	0.34	0.010
MG-07-53	467	472	5	1.5	0.54	0.016
MG-07-53	542	547	5	1.5	0.69	0.020

MG-07-54	289	294	5	1.5	1.86	0.054
MG-07-54	369	374	5	1.5	0.40	0.012
MG-07-54	439	444	5	1.5	0.61	0.018

MG-07-55	88	108	20	6.1	0.59	0.017

The results of the second assay on the original pulp of the interval in MG-07-53 returned 14.25 grams of gold may suggests the presence of fine free gold in the rock, which is known to occur at Musgrove Creek. To assist in determining the grade of this interval, and to verify the grade of both high-grade intervals, ALS Chemex has been instructed to create a second pulp from the remaining samples, and do another gold fire assay on that new pulp. These results are pending.

Journey is now undertaking a comprehensive GIS compilation of all available data from the project area, which will greatly aid interpretation and targeting for future drilling. Numerous additional target areas exist at Musgrove, which will be further developed by the GIS compilation, and then drill tested during 2008 and future drilling phases.

The overall management of the program is being provided by Journey's consulting geologist, Robert M. Hatch, Licensed Geologist, the Qualified Person (QP), as defined by NI 43-101, on the Musgrove Creek Project. Musgrove Creek is an advanced-stage exploration project, of which Journey controls a 100% operating interest subject to an underlying royalty. In February of 2004, a new NI 43-101 mineral resource calculation was estimated (Gruenwald and Makepeace, 2004). The resulting Inferred Mineral Resource was 8 million tonnes at 1.22 g/t Au. (0.036 oz/T) which would be equivalent to 9,761 kg (313,822 oz) gold, at zero dilution.

Jack Bal, President of Journey commented: “the high grade results are very encouraging and Journey looks forward to the 2008 exploration program on the Musgrove Creek Project”.

Journey Resources Corp. is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol: JNY) and the Frankfurt Stock Exchange (Symbol: JL4). The Company is currently exploring four advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project, the Empire Mine Project and the Silveria Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. The Empire Mine Project is a poly-metallic skarn deposit containing copper, zinc, gold and silver ores. The Silveria Property comprises 3959 hectares, approximately 80 kilometers east of Lima, Peru and 30 kilometers south-west of Peru Copper’s Toromocho property and Pan American Silver's Morococha Mine. In addition, the Company recently entered into agreements whereby its has agreed to purchase a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Lima, Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver's Morococha Mine.

ON BEHALF OF JOURNEY RESOURCES CORP.

“Jatinder (Jack) Bal”

JATINDER (JACK) BAL
President & CEO
JOURNEY RESOURCES CORP.

For further information on Journey Resources Corp., contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com, or visit our website at www.journeyresourcescorp.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the TSX Venture Exchange, the British Columbia Securities Commission, the Ontario Securities Commission, and the Alberta Securities Commission.